UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 8)*
MEADOW VALLEY CORPORATION

(Name of Issuer)
COMMON STOCK, $0.001 PAR VALUE

(Title of Class of Securities)
583185103

(CUSIP Number of Class of Securities)
Carpe Diem Capital Management LLC
111 South Wacker Drive, Suite 3950
Chicago, Illinois 60606
Attention: John Ziegelman
Telephone: (312) 803-5010

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)
with copy to:
Greenberg Traurig, LLP
77 West Wacker Drive
Chicago, Illinois 60601
Attention: Peter H. Lieberman, Esq.
Telephone: (312) 456-8400
October 10, 2008

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	583185103	SCHEDULE 13D/A	Page	2	of	9 Pages

1.	NAME OF REPORTING PERSON: Carpe Diem Capital Management LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7.	SOLE VOTING POWER

NUMBER OF		0 (see Item 5)

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		380,530 (see Item 5)

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 (see Item 5)

WITH	10.	SHARED DISPOSITIVE POWER

380,530 (see Item 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

380,530

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.3% OF COMMON STOCK(1)

14.	TYPE OF REPORTING PERSON

IA, OO
(1)    Based on 5,180,654 shares of Common Stock of Meadow Valley Corporation outstanding on September 16, 2008, as reported in the Schedule 14A filed by the Issuer on September 19, 2008.

CUSIP No.	583185103	SCHEDULE 13D/A	Page	3	of	9 Pages

1.	NAME OF REPORTING PERSON: John D. Ziegelman

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7.	SOLE VOTING POWER

NUMBER OF		0 (see Item 5)

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		380,530 (see Item 5)

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 (see Item 5)

WITH	10.	SHARED DISPOSITIVE POWER

380,530 (see Item 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

380,530

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.3% OF COMMON STOCK(1)

14.	TYPE OF REPORTING PERSON

IN
(1)   Based on 5,180,654 shares of Common Stock of Meadow Valley Corporation outstanding on September 16, 2008, as reported in the Schedule 14A filed by the Issuer on September 19, 2008.

SCHEDULE 13D/A
     Carpe Diem Capital Management LLC, a Delaware limited liability company f/k/a CD Capital Management LLC (''CD Capital’’), and John D. Ziegelman (''Mr. Ziegelman’’, and collectively with CD Capital, the ''Reporting Persons’’), are jointly filing this Amendment No. 8 relating to the Statement of Beneficial Ownership on Schedule 13D, as filed with the Securities and Exchange Commission (the “Commission”) on March 15, 2007, as amended by Amendment No. 1 thereto filed with the Commission on June 8, 2007, Amendment No. 2 thereto filed with the Commission on October 24, 2007, Amendment No. 3 thereto filed with the Commission on October 24, 2007, Amendment No. 4 thereto filed with the Commission on November 6, 2007, Amendment No. 5 thereto filed with the Commission on December 21, 2007, Amendment No. 6 thereto filed with the Commission on December 28, 2007, and Amendment No. 7 thereto filed with the Commission on April 11, 2008 (collectively, the “Schedule 13D”).
     Except as set forth below, all Items of the Schedule 13D remain unchanged. All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
Item 3 of the Schedule 13D is hereby amended to add the following information for updating as of the date hereof:
     Schedule A to this Amendment No. 8 to the Schedule 13D reflects all transactions in securities of the Issuer that have been made in the last sixty (60) days. All purchases and sales of Common Stock reflected on Schedule A to this Amendment No. 8 to the Schedule 13D were made in open market transactions, and in the case of purchases, with investment funds in accounts under management on behalf of CD Capital, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business. The total amount of funds expended for such purchases reflected on Schedule A to this Amendment No. 8 to the Schedule 13D was approximately $20,654.93, which was expended entirely by CD Capital. These amounts are in addition to the amounts previously reported.
ITEM 4. PURPOSE OF TRANSACTION
Item 4 of the Schedule 13D is hereby amended to add the following information for updating as of the date hereof:
     The Reporting Persons intend to vote all of their shares of Common Stock in favor of the proposal to adopt and approve the Agreement and Plan of Merger, dated as of July 28, 2008, by and among the Issuer, Phoenix Parent Corp., and Phoenix Merger Sub, Inc., as more fully described in the Schedule 14A filed by the Issuer with the Commission on September 19, 2008.
     The Reporting Persons expressly hereby reaffirm the reservation of all rights, options and possible future actions heretofore disclosed by them in this Item 4 to the Schedule 13D.

ITEM 5. INTERESTS IN SECURITIES OF THE ISSUER
Item 5 is hereby amended to add the following information for updating as of the date hereof:
     As a result of the purchases and sales of shares of Common Stock as reflected on Schedule A to this Amendment No. 8, the aggregate number of shares of Common Stock beneficially owned by the Reporting Persons decreased to 380,530, representing approximately 7.3% of the shares of Common Stock, based upon the 5,180,654 shares of Common Stock reported by the Issuer to be outstanding as of September 16, 2008 in the Issuer’s Schedule 14A filed with the Commission on September 19, 2008.
     As a result of the transactions described in this Amendment No. 8 to the Schedule 13D, the Reporting Persons may be deemed to beneficially own shares of Common Stock as follows:

	Number of	Approximate
	Shares of	Percentage of
Name of Reporting Person	Common Stock	Outstanding Shares

Mr. Ziegelman	380,530	7.3%
CD Capital	380,530	7.3%

SIGNATURE
     After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
DATED: October 14, 2008

CARPE DIEM CAPITAL MANAGEMENT LLC By: ZPII, L.P., its Managing Member By: C3 Management Inc., its General Partner
BY:	/s/ John D. Ziegelman
	Name:	John D. Ziegelman
	Title:	President

/s/ John D. Ziegelman
JOHN D. ZIEGELMAN

SCHEDULE A
     This schedule sets forth information with respect to each purchase and sale of Common Stock which was effectuated by the Reporting Persons in the last sixty (60) days. All transactions were effectuated in the open market through a broker.
Purchase (Sale) of Shares effected by the Reporting Persons for the account of CD Investment

	Number of Shares		Aggregate
Date	Purchased (Sold)	Price Per Share($)	Price($)(1)

09/30/2008	(100)	9.9950	999.50
10/08/2008	495	8.8350	4,373.33
10/10/2008	(400)	8.4775	3,391.00
10/10/2008	2,000	8.1408	16,281.60

(1)	Excludes commissions and other execution-related costs.